[CLIFFORD CHANCE LETTERHEAD]
July 22, 2008
VIA EDGAR AND BY HAND
Ms. Karen J. Garnett
Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cogdell Spencer Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 001-32649
Dear Ms. Garnett/Mr. Dang:
     On behalf of our client, Cogdell Spencer Inc. (the “Company”), a Maryland corporation, set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by telephone on July 21, 2008, with respect to the Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) filed by the Company on March 17, 2008.
Form 10-K for the year ended December 31, 2007
9.	Please discuss the reasons that the Compensation Committee awarded bonuses to Mr. Handy and Ms. Wilson but not Mr. Cogdell or Mr. Spencer. In this regard, please disclose and quantify the financial measures considered by the committee, as indicated on page 10 of your filing. Also, please explain the statement that the committee has not historically utilized predetermined measures in making its bonus evaluations. This statement appears to be inconsistent with the rest of the paragraph regarding annual incentive bonuses.
     In further response to the Staff’s comment, we advise the Staff that, as disclosed in the Company’s initial response letter to the Staff, dated July 10, 2008 (the “July 10” Letter), the Company’s Chief Executive Officer prepared performance targets for each of the Company’s executive officers, other than the Chairman and the Chief Executive Officer, and these performance targets were approved and adopted by the Compensation Committee, with respect to the Company 2007 fiscal year. As disclosed in the July 10 Letter, bonuses are awarded based on (1) the performance of the named executive officer and the performance of his or her respective department against pre-determined financial measures, and (2) subjective evaluation. The pre-determined financial measures were comprised of (i) corporate-level performance measures, that included funds from operations (“FFO”), gross revenue and EBITDA targets and (ii) department-level performance measures (e.g., property-level net operating income, occupancy, general and administrative expenses) and are based on the performance of the individual and his or her department.

     In future filings, where the Company reports that compensation is based on corporate-level performance measures that are historical in nature, the Company will disclose the corporate-level performance measures and the achievement level for the named executive officer (e.g. 90% achievement level) based on the Company’s performance. For example, for the year ended December 31, 2007, 70% of Mr. Handy’s bonus awarded and 10% of Ms. Wilson’s bonus awarded was based on the corporate-level performance measures identified above. Based on the Company’s 2007 FFO of $1.17 per share, Mr. Handy and Ms. Wilson were entitled to receive 90% of their target bonus amount tied to FFO; based on the Company’s 2007 gross revenues of $67,894,000, Mr. Handy and Ms. Wilson were entitled to receive 80% of their target bonus amount tied to gross revenues; and based on the Company’s 2007 EBITDA of $34,500,000, Mr. Handy and Ms. Wilson were entitled to receive 70% of their target bonus amount tied to EBITDA.
     The Company believes that where compensation is based on department-level performance measures, the disclosure of certain financial measures is not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K. At the department level, the Company considers budgeted levels for the relevant financial measures to be commercially sensitive information, that the Company does not report publicly and which is not disclosed to investors, analysts or anyone else outside the Company. The Company believes that disclosure of its internal budgeted financial measures would provide competitors and entities with whom the Company does business, such as tenants and lenders, with insights to its internal performance projections which could result in competitive injury to the Company. As a result, in future filings the Company will disclose, to the extent such information is available, the information required by Instruction 4 to Item 402(b) of Regulation S-K. For example, for the year ended December 31, 2007, 10% of Mr. Handy’s bonus was based on department-level performance measures which included the achievement of certain G&A thresholds. The Company’s Chief Executive Officer and Compensation Committee believed this financial measure was set at an appropriate level to provide the proper incentive for Mr. Handy. Furthermore, 60% of Ms. Wilson’s bonus was based on department-level performance measures which included property NOI and occupancy financial measures. The Company’s Chief Executive Officer and Compensation Committee believed these financial measures were set at an appropriate level to provide the proper incentive for Ms. Wilson.
     As disclosed in the July 10 Letter, bonuses are also awarded based on subjective evaluation of the named executive officer by the Company’s Chief Executive Officer. The criteria on which the Chief Executive Officer based his subjective evaluation included the leadership of the named executive officer within his or her department, the quality of advice and support provided to the Chief Executive Officer and the Board of Directors, performance on special projects and the core competencies in departmental management of the named executive officer.

     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Andrew S. Epstein and Jacob A. Farquharson, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

/s/ Andrew S. Epstein
Andrew S. Epstein

Enclosures

cc:	Frank C. Spencer
Jay L. Bernstein

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